SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                                 AMENDMENT NO. 1
                                       TO
                                   SCHEDULE TO
                                 (RULE 14d-100)

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            BellaVista Capital, Inc.
                            -------------------------
                       (Name of Subject Company (Issuer))

                            BellaVista Capital, Inc.
                            -------------------------
                        (Name of Filing Person (Offeror))

                     Common Stock, Par Value $0.01 Per Share
                            -------------------------
                           (Title of Class Securities)

                                      None
                            -------------------------
                      (CUSIP Number of Class of Securities)

                            Michael Rider, President
                            BellaVista Capital, Inc.
                          420 Florence Street Suite 200
                               Palo Alto, CA 94301
                               Tel (650) 328-3060
                            -------------------------

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                              Paul Derenthal, Esq.
                           Derenthal & Dannhauser LLP
                           One Post Street, Suite 575
                             San Francisco, CA 94602
                                  415-981-4844

                            CALCULATION OF FILING FEE
               --------------------------------------------------

                Transaction Valuation*      Amount of Filing Fee
               --------------------------------------------------

                      $1,687,500                  $180.56
               --------------------------------------------------

* For purposes of calculating the filing fee only, this amount is based on the purchase of 750,000 outstanding shares of Common Stock at the tender offer price of $2.25 per share.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11
(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $180.56      Filing Party: Subject Company/Offeror
---------------------------------------------------------------------------

Form or Registration No.: Schedule TO         Date Filed: October 13, 2006
---------------------------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[  ] going-private transaction subject to Rule 13e-3.
[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Tender Offer Statement on Schedule TO relating to the offer by, BellaVista Capital, Inc. a Maryland corporation (the "Company"), to purchase up to 750,000 shares of its Common Stock, par value $0.01 per share (the "Shares"), at a price of $2.25 per Share, net to the seller in cash, without interest, filed October 13, 2006, is hereby amended as set forth below. Except as amended hereby, all of the terms of the Offer and all disclosure set forth in the Schedule previously filed remain unchanged.


ITEM 11.   ADDITIONAL INFORMATION.

         The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby incorporated herein by reference in response to all required items in this Statement.

ITEM 12.   EXHIBITS.


(a)(1)(i)  Amended Offer to Purchase

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           BELLAVISTA CAPITAL, INC.



                                           Dated: November 3, 2006

                                           By: /s/ Michael Rider
                                           ------------------------------
                                           Name: Michael Rider
                                           Title: President

                                  EXHIBIT INDEX


EXHIBIT NUMBER       DESCRIPTION

(a)(1)(i)            Amended Offer to Purchase